UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

(Commission File No. 001-39431)

Freeline Therapeutics Holdings plc

(Exact Name of Registrant as Specified in Its Charter)

Stevenage Bioscience Catalyst

Gunnels Wood Road

Stevenage, Hertfordshire SG1 2FX

United Kingdom

+44 (0)1438 906870

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Freeline Therapeutics, Inc.

c/o CT Corporation

Corporation Trust Center

1209 Orange Street

Wilmington, DE 19808

(302) 636-5401

(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): ☐

Freeline Announces Executive Leadership Changes

On June 30, 2021, Freeline Therapeutics Holdings plc (“Freeline” or the “Company”) issued a press release, a copy of which is furnished as Exhibit 99.1 to this Current Report on Form 6-K announcing both the appointment of James “Jay” Bircher as Chief Technical Operations Officer, effective July 1, 2021, and the resignation of Romuald Corbau, PhD, from his position as Chief Scientific Officer (“CSO”), effective August 20, 2021, in order to pursue other opportunities. Amit Nathwani, MD, PhD, who previously served as the CSO of Freeline, will assume the CSO role on an interim basis. Freeline has begun an international search for a new CSO.

The information contained in this “Freeline Announces Executive Leadership Changes” section of this Current Report on Form 6-K and the press release furnished as Exhibit 99.1 shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and is not incorporated by reference into any of the Company’s filings under the Securities Act of 1933, as amended, or the Exchange Act, whether made before or after the date hereof, except as shall be expressly set forth by specific reference in any such filing

Exhibit	Description

99.1	Press Release dated June 30, 2021, “Freeline Announces Executive Leadership Changes”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FREELINE THERAPEUTICS HOLDINGS PLC

By:	/s/ Stephen P. Diamond, Jr.
	Name:	Stephen P. Diamond, Jr.
	Title:	Senior Vice President & General Counsel

Date: June 30, 2021